SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005,

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Table of Contents

1.	Press release of 13 January 2005 – CCHBC announces sale of ordinary shares
2.	Press release of 20 January 2005 – New share trading resulting from the exercise of stock options
3.	Press release of 21 February 2005 – Coca-Cola Hellenic Bottling Company S.A. announces the acquisition of the mineral water company Vlasinka in Serbia
4.	Press release of 22 February 2005 – Coca-Cola Hellenic Bottling Company S.A. announces market capitalization increase in the MSCI Greece index
5.	Press release of 28 February 2005 – Coca-Cola Hellenic Bottling Company S.A. announces Annual General Meeting information
6.	Press release of 31 March 2005 – Coca-Cola Hellenic Bottling Company S.A. announces the acquisition of Multon, a leading Russian fruit juice company

Coca-Cola Hellenic Bottling Company S.A.
announces sale of ordinary shares

Athens, Greece – January 13, 2005 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC) has been advised that on 12 January 2005 Mr. Leonidas Ioannou, a non-executive member of Coca-Cola HBC’s Board of Directors, has sold 1,500,000 ordinary shares of Coca-Cola HBC, through a private placement, at a price of €18.46. The shares were placed with Greek and International institutional investors. Following this placement, Mr. Ioannou holds 3,199,053 Coca-Cola HBC shares representing 1.343% of the company’s issued share capital.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou Theodore Varelas Thalia Chantziara	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Coca-Cola Hellenic Bottling Company S.A.
announces the commencement of trading of new shares resulting from the exercise of stock options

Athens, Greece – 20 January 2005 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC) today announces that 1,334,852 new ordinary shares, that were issued pursuant to the increase of CCHBC’s share capital by €667,426, will commence trading on Monday 24 January 2005. The new shares were issued as a result of the exercise of stock options by 87 employees of CCHBC and of its affiliate companies. After the increase, CCHBC’s share capital amounts to €119,130,064.50 and is divided in 238,260,129 shares with a nominal value of €0,50 each.

The above new shares were subscribed for as follows:

(a)          15,078 shares were subscribed for by 6 option-holders at a price of €17.06 per share (pursuant to resolutions of the General Meeting of Shareholders dated 22 November 2001 and 31 October 2003, and resolution of the Board of Directors dated 13 December 2001);

(b)         608,756 shares were subscribed for by 54 option-holders at a price of €14.68 per share (pursuant to resolutions of the General Meeting of Shareholders dated 22 November 2001 and 31 October 2003, and resolution of the Board of Directors dated 13 December 2001);

(c)          46,667 shares were subscribed for by 3 option-holders at a price of €12.08 per share (pursuant to resolutions of the General Meeting of Shareholders dated 22 November 2001 and 31 October 2003, and resolution of the Board of Directors dated 13 December 2001);

(d)         538,230 shares were subscribed for by 60 option-holders at a price of €14.53 per share (pursuant to resolutions of the General Meeting of Shareholders dated 22 November 2001 and 31 October 2003, and resolution of the Board of Directors dated 13 December 2001); and

(e)          126,121 shares were subscribed for by 16 option-holders at a price of €12.95 per share (pursuant to resolutions of the General Meeting of Shareholders dated 6 June 2003 and 31 October 2003, and resolution of the Board of Directors dated 23 June 2003).

The payment of the above increase, which does not constitute an amendment of the company’s Articles of Association, was certified by the company’s Board of Directors on 23 December 2004, in accordance with the resolutions of the above General Meetings and was approved by the Ministry of Development and registered with the Registry of Societes Anonymes pursuant to decisions Κ2-15795 and Κ2-15796 dated 30 December 2004.

On Tuesday 18 January 2005, the Board of Directors of the Athens Exchange approved the commencement of trading of the above 1,334,852 new ordinary shares.

The Board of Directors of the company has resolved that trading of the above new shares on the Athens Exchange shall commence on Monday 24 January 2005. On that day, the above shares will have been credited to the securities accounts of the relevant shareholders. The opening price of the company’s shares on the above date shall be determined in accordance with the Regulations of the Athens Exchange.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou Theodore Varelas Thalia Chantziara	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.
announces the acquisition of the mineral water company Vlasinka in Serbia

Athens, Greece – February 21, 2005 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today its intention to acquire jointly with The Coca-Cola Company 100% of one of the leading Serbian mineral water companies Vlasinka.

The acquisition, involves production facilities at Surdulica in Southern Serbia and the mineral water brand Rosa.

Mr Doros Constantinou, Managing Director of CCHBC, commented, “This acquisition is a significant further commitment to our operations in Serbia. Rosa has great potential for growth as we incorporate it into the Coca-Cola HBC organisation. We have had a strong track record in integrating new water businesses into the group as part of our water strategy and we are very pleased to welcome another high quality local brand”.

Mr Dragan Tomic, Chairman of Vlasinka, commented, “This transaction provides Simpo, the parent company of Vlasinka, with funding to assist its broader corporate objectives. We are pleased to transfer Rosa to an investor with strong local presence that will only take the brand from strength to strength”.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou Theodore Varelas Thalia Chantziara	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.
announces market capitalisation increase in the MSCI Greece index

Athens, Greece – 22 February 2005 – Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC) has been informed that as part of the Morgan Stanley Capital International Inc. (“MSCI”) Quarterly Structural Change process, the proportion of Coca Cola HBC’s market capitalization included in the MSCI Greece index has increased.  The change will be effective as of the close of 28th February 2005.

MSCI is a leading provider of equity (international and US), fixed income and hedge fund indices.  They provide global equity indices, which, over the last 30 years, have become the most widely used international equity benchmarks by institutional investors. MSCI constructs global equity benchmark indices that contribute to the investment process by serving as relevant and accurate performance benchmarks and effective research tools, and as the basis for various investment vehicles.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Inquiries should be directed to MSCI Client Services on +44 20 7425 6660

Coca-Cola Hellenic Bottling Company S.A.
Announces Annual General Meeting information

Athens, Greece – 28 February 2005 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announces that the Annual General Meeting of its shareholders will be held in Athens, Greece in mid June 2005. The Board of Directors intends to propose a dividend of €0.28 per share for 2004 at the Annual General Meeting. The payment of the dividend will begin a few days after the Annual General Meeting.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou Theodore Varelas Thalia Chantziara	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.
announces the acquisition of Multon, a leading Russian fruit juice company

Athens, Greece – March 31, 2005 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that it has reached an agreement to acquire, jointly with The Coca-Cola Company (TCCC), Multon, a leading Russian fruit juice producer.

Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands Rich, Nico and Dobry. The acquisition which is consistent with CCHBC’s strategy of expanding in the non-carbonated segment is expected to yield significant cost and revenue synergies for its Russian operations. Multon is expected to generate 65-70 million unit cases in the remaining part of 2005. The acquisition is expected to benefit CCHBC’s EPS by approximately 6 Euro cents in 2005.

The transaction is subject to regulatory approval and is expected to be finalized in April of 2005.

Doros Constantinou, Managing Director of Coca-Cola HBC, said, “This is a significant acquisition for CCHBC, diversifying our product offering in the fast growing Russian market. We have enjoyed a great deal of success in Russia since we acquired TCCC’s entire territory in 2001, and we continue to be very optimistic for our prospects there. We are confident that our infrastructure, scale and local expertise position us uniquely to deliver optimal results from a wider Russian brand portfolio. Bringing non-carbonated high growth local brands such as market leader Dobry into our portfolio represents the extension of CCHBC’s successful strategy into our largest emerging market, underscoring our confidence in Russia and our commitment to provide consumers across all of our 26 countries with an increasing range of beverage choices.”

Alexander Kritsky, General Manager of Multon, said, “The purchase of Multon by the world leader in the beverage industry provides assurance that Multon’s business will have strong investment and future growth, to the benefit of our employees, customers and consumers.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Background information on Multon

Multon is the second largest producer of juices in the Russian market. The company has a strong market share in St. Petersburg, Moscow, and the Urals. In 2004, Multon had revenue of $336 million and juice volume of approximately 500 million litres representing approximately a 25% market share.

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou Theodore Varelas Thalia Chantziara	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, budgets, projected levels of consumption and production, the effect of the Multon acquisition on our volume and earnings per share in 2005, projected costs, future taxation, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: April 6, 2005